TELA Bio, Inc.

1 Great Valley Parkway, Suite 24

Malvern, Pennsylvania 19355

December 16, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549-7553

Re:	TELA Bio, Inc.

Registration Statement on Form S-3
Filed December 12, 2025 (File No. 333-292090)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TELA Bio, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-292090) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:01 P.M., Eastern Time, on December 18, 2025, or as soon thereafter as is practicable.

Please contact Justin S. Platt, Esq. of Goodwin Procter LLP, counsel to the Company, at (212) 459-7340 to provide notice of effectiveness, or if you have any questions or comments concerning this request.

[Remainder of the page intentionally left blank]

Very truly yours,

TELA BIO, INC.

By:	/s/ Antony Koblish
	Name:	Antony Koblish
	Title:	Chief Executive Officer